Exhibit 99.1

DESCARTES REPORTS FISCAL 2018 SECOND QUARTER FINANCIAL RESULTS
Record Revenues and Income From Operations

WATERLOO, Ontario — September 6, 2017 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2018 second quarter (Q2FY18) ended July 31, 2017. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Our continued strong financial performance reflects the dedication of our employees to delivering success to our customers,” said Edward J. Ryan, Descartes’ CEO. “With the recent additions of ShipRush, PCSTrac and MacroPoint to our Global Logistics Network (GLN), we’ve added even more solutions, content and capabilities that can improve the security and efficiency of our customers’ operations. We believe that our expanded GLN is the leading global platform for customers to research, plan, execute and monitor multi-modal shipments around the world.”

Q2FY18 Financial Results
As described in more detail below, key financial highlights for Descartes’ three-month period ended July 31, 2017 (Q2FY18) included:
•	Revenues of $57.3 million, up 13% from $50.5 million in the second quarter of fiscal 2017 (Q2FY17) and up 5% from $54.5 million in the previous quarter (Q1FY18);
•
Revenues were comprised of license revenues of $2.2 million (4% of total revenues) and services revenues (non-license) of $55.1 million (96% of total revenues). Services revenues were up 13% from $48.6 million in Q2FY17 and up 4% from $52.8 million in Q1FY18;

•	Cash provided by operating activities of $17.1 million, up 3% from $16.6 million in Q2FY17 and up 4% from $16.5 million in Q1FY18;
•	Net income of $7.2 million, up 24% from $5.8 million in Q2FY17 and up 4% from $6.9 million in Q1FY18. Net income as a percentage of revenues was 13%, compared to 11% in Q2FY17 and 13% in Q1FY18;
•	Earnings per share on a diluted basis of $0.09, up 13% from $0.08 in Q2FY17 and consistent with Q1FY18; and
•
Adjusted EBITDA of $19.8 million, up 15% from $17.2 million in Q2FY17 and up 4% from $19.0 million in Q1FY18. Adjusted EBITDA as a percentage of revenues was 35%, compared to 34% in Q2FY17 and 35% in Q1FY18.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q2 FY18	Q1 FY18	Q4 FY17	Q3 FY17	Q2 FY17
Revenues	57.3	54.5	52.8	51.5	50.5
Services revenues	55.1	52.8	51.4	49.4	48.6
Gross margin	73%	74%	72%	73%	73%
Cash provided by operating activities	17.1	16.5	19.5	20.5	16.6
Net income	7.2	6.9	6.1	5.9	5.8
Net income as a % of revenues	13%	13%	12%	11%	11%
Earnings per diluted share	0.09	0.09	0.08	0.08	0.08
Adjusted EBITDA	19.8	19.0	18.5	17.8	17.2
Adjusted EBITDA as a % of revenues	35%	35%	35%	35%	34%

Year-to-Date Financial Results

As described in more detail below, key financial highlights for Descartes’ six-month period ended July 31, 2017 (1HFY18) included:
•	Revenues of $111.8 million, up 12% from $99.4 million in the same period a year ago (1HFY17);
•
Revenues were comprised of license revenues of $3.8 million (3% of total revenues) and services revenues (non-license) of $108.0 million (97% of total revenues). Services revenues were up 12% from $96.1 million in 1HFY17;

•	Cash provided by operating activities of $33.6 million, up 3% from $32.5 million in 1HFY17;
•	Net income of $14.0 million, up 19% from $11.8 million in 1HFY17. Net income as a percentage of revenues was 13%, compared to 12% in 1HFY17;
•	Earnings per share on a diluted basis of $0.18, up 20% from $0.15 in 1HFY17; and
•	Adjusted EBITDA of $38.8 million, up 15% from $33.8 million in 1HFY17. Adjusted EBITDA as a percentage of revenues was 35%, compared to 34% in 1HFY17.

The following table summarizes Descartes’ results in the categories specified below over 1HFY18 and 1HFY17 (unaudited, dollar amounts in millions):

	1HFY18	1HFY17
Revenues	111.8	99.4
Services revenues	108.0	96.1
Gross margin	73%	72%
Cash provided by operating activities	33.6	32.5
Net income	14.0	11.8
Net income as a % of revenues	13%	12%
Earnings per diluted share	0.18	0.15
Adjusted EBITDA	38.8	33.8
Adjusted EBITDA as a % of revenues	35%	34%

Cash Position
At July 31, 2017, Descartes had $87.5 million in cash. Cash increased $33.1 million in Q2FY18 and $49.4 million in 1HFY18 primarily due to proceeds from borrowing on the credit facility and cash provided by operating activities, partially offset by cash used to acquire ShipRush and PCSTrac (described further below).

The table set forth below provides a summary of cash flows for Q2FY18 and 1HFY18 in millions of dollars:

	Q2FY18	1HFY18
Cash provided by operating activities	17.1	33.6
Additions to property and equipment	(0.9)	(1.7)
Acquisition of subsidiaries, net of cash acquired	(25.7)	(25.7)
Proceeds from borrowing on credit facility	40.0	40.0
Issuance of common shares, net of issuance costs	-	0.5
Effect of foreign exchange rate on cash	2.6	2.7
Net change in cash	33.1	49.4
Cash, beginning of period	54.4	38.1
Cash, end of period	87.5	87.5

Acquisition of ShipRush
On May 18, 2017, we acquired Z-Firm LLC (“ShipRush”), a US-based provider of e-commerce multi-carrier parcel shipping solutions for small-to medium-sized businesses (SMBs). The ShipRush platform helps customers to streamline their supply chain and reduce transportation costs by automatically importing orders, comparing carrier rates, printing shipping labels for all major carriers, and tracking through final delivery. The purchase price for the acquisition was approximately $14.2 million, net of cash acquired, which was funded with cash on hand. Additional contingent consideration of up to $3.0 million in cash is payable if certain revenue performance targets are met by ShipRush in the two years following the acquisition.

Acquisition of PCSTrac
On June 1, 2017, we acquired substantially all of the assets of PCSTrac, Inc., including certain related assets of Progressive Computer Services Inc. dba PCS Technologies (collectively referred to as “PCSTrac”). US-based PCSTrac helps specialty retailers and their logistics service providers collaborate to improve carton-level visibility for shipments from distribution centers to stores.  PCSTrac’s solutions provide visibility and insight into the store replenishment supply chain, helping increase sales, enhance loss prevention, and improve inventory control. The purchase price for the acquisition was approximately $11.5 million, net of cash acquired, which was funded using cash on hand.

Acquisition of MacroPoint
On August 14, 2017, we acquired MacroPoint LLC (“MacroPoint”), an electronic transportation network providing location-based truck tracking and predictive freight capacity data content.  US-based MacroPoint runs a connected network helping transportation brokers, logistics service providers and shippers track the locations of deliveries in trucks as well as predictive freight capacity to help identify early opportunities for additional freight moves. The purchase price for the acquisition was approximately $106.6 million, net of cash acquired, which was funded using $20.0 million of Descartes common shares, $80.0 million from drawing on our credit facility (of which $40.0 million was drawn subsequent to July 31, 2017) and the balance using cash on hand.

Descartes Evolution — 2018 User Group Conference
Descartes will be hosting Descartes Evolution at the Hilton West Palm Beach from March 6-8, 2018. Descartes Evolution is Descartes’ pinnacle event where customers and partners from around the world get together to network with other Descartes users, meet the Descartes product management team, provide input on Descartes' product development plans, and learn more about Descartes solutions and how to improve their operations.  Registration information is available at the following site:
https://www.descartes.com/usergroup/conference-registration.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 5:00 p.m. ET on Wednesday, September 6. Designated numbers are +1 888 465-5079 for North America and +1 416 216-4169 for international, using Passcode 9965517#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 8:00 p.m. ET, and until September 13, 2017, by dialing +1 888 843-7419 or +1 630 652-3042 followed by Passcode 9965517#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' growth in margins; continued growth and acquisitions; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network; customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes' business of a global economic downturn; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed six acquisitions since the beginning of fiscal 2017 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q2FY18, Q1FY18, Q4FY17, Q3FY17 and Q2FY17, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q2FY18	Q1FY18	Q4FY17	Q3FY17	Q2FY17
Net income, as reported on Consolidated Statements of Operations	7.2	6.9	6.1	5.9	5.8
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.1	0.1	0.1	0.2	0.2
Investment income	-	-	-	(0.1)	(0.8)
Income tax expense	2.0	2.2	1.9	1.8	2.0
Depreciation expense	0.9	0.8	1.1	1.0	0.9
Amortization of intangible assets	7.8	7.7	7.8	7.5	7.6
Stock-based compensation and related taxes	0.9	0.6	0.6	0.5	0.7
Other charges	0.9	0.7	0.9	1.0	0.8
Adjusted EBITDA	19.8	19.0	18.5	17.8	17.2

Revenues	57.3	54.5	52.8	51.5	50.5
Net income as % of revenues	13%	13%	12%	11%	11%
Adjusted EBITDA as % of revenues	35%	35%	35%	35%	34%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for 1HFY18 and 1HFY17, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	1HFY18	1HFY17
Net income, as reported on Consolidated Statements of Operations	14.0	11.8
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.4	0.3
Investment income	(0.1)	(1.3)
Income tax expense	4.2	3.9
Depreciation expense	1.8	1.6
Amortization of intangible assets	15.5	14.8
Stock-based compensation and related taxes	1.4	1.2
Other charges	1.6	1.5
Adjusted EBITDA	38.8	33.8

Revenues	111.8	99.4
Net income as % of revenues	13%	12%
Adjusted EBITDA as % of revenues	35%	34%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

Year Ended	July 31,	January 31,
	2017	2017 (Audited)
ASSETS
CURRENT ASSETS
Cash	87,527	38,135
Accounts receivable (net)
Trade	27,230	25,401
Other	3,642	3,709
Prepaid expenses and other	6,516	5,149
Inventory	187	167
	125,102	72,561
OTHER LONG-TERM ASSETS	1,170	1,525
PROPERTY AND EQUIPMENT, NET	12,604	10,447
DEFERRED INCOME TAXES	5,955	7,027
DEFERRED TAX CHARGE	339	422
INTANGIBLE ASSETS, NET	146,820	145,445
GOODWILL	281,487	263,113
	573,477	500,540
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	8,783	4,679
Accrued liabilities	22,101	23,247
Income taxes payable	1,050	2,170
Deferred revenue	25,435	23,728
	57,369	53,824
LONG-TERM DEBT	40,000	-
LONG-TERM DEFERRED REVENUE	1,075	421
LONG-TERM INCOME TAXES PAYABLE	8,098	5,725
DEFERRED INCOME TAXES	10,273	9,975
	116,815	69,945

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 75,970,296 at July 31, 2017 (January 31, 2017 – 75,874,684)	253,869	253,242
Additional paid-in capital	449,743	448,597
Accumulated other comprehensive loss	(22,492)	(32,779)
Accumulated deficit	(224,458)	(238,465)
	456,662	430,595
	573,477	500,540

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2017	2016	2017	2016

REVENUES	57,293	50,516	111,807	99,427
COST OF REVENUES	15,347	13,785	29,729	27,474
GROSS MARGIN	41,946	36,731	82,078	71,953
EXPENSES
Sales and marketing	7,606	6,337	14,836	12,019
Research and development	10,158	8,904	19,493	17,694
General and administrative	6,178	5,956	12,118	11,290
Other charges (Note 19)	911	764	1,589	1,473
Amortization of intangible assets	7,763	7,577	15,466	14,728
	32,616	29,538	63,502	57,204
INCOME FROM OPERATIONS	9,330	7,193	18,576	14,749
INTEREST EXPENSE	(169)	(165)	(364)	(294)
INVESTMENT INCOME	24	788	58	1,301
INCOME BEFORE INCOME TAXES	9,185	7,816	18,270	15,756
INCOME TAX EXPENSE
Current	1,708	1,061	3,398	1,772
Deferred	318	976	828	2,167
	2,026	2,037	4,226	3,939
NET INCOME	7,159	5,779	14,044	11,817
EARNINGS PER SHARE
Basic	0.09	0.08	0.18	0.16
Diluted	0.09	0.08	0.18	0.15
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	75,969	75,792	75,941	75,777
Diluted	76,739	76,483	76,687	76,451

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2017	2016	2017	2016
OPERATING ACTIVITIES
Net income	7,159	5,779	14,044	11,817
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	933	865	1,745	1,613
Amortization of intangible assets	7,763	7,577	15,466	14,728
Stock-based compensation expense	752	545	1,267	942
Other non-cash operating activities	(631)	(936)	(610)	(1,441)
Deferred tax expense	318	976	828	2,167
Deferred tax charge	42	37	84	137
Changes in operating assets and liabilities:
Accounts receivable
Trade	334	2,253	(575)	1,377
Other	592	213	(171)	257
Prepaid expenses and other	450	(381)	(120)	(446)
Inventory	(15)	11	(16)	(1)
Accounts payable	1,102	(949)	2,299	(506)
Accrued liabilities	(3,890)	1,039	(3,160)	316
Income taxes payable	822	(280)	1,339	612
Deferred revenue	1,369	(114)	1,148	950
Cash provided by operating activities	17,100	16,635	33,568	32,522
INVESTING ACTIVITIES
Purchase of marketable securities	-	-	-	(241)
Sale of marketable securities	-	3,362	-	6,140
Additions to property and equipment	(883)	(1,704)	(1,669)	(2,976)
Acquisition of subsidiaries, net of cash acquired	(25,690)	(276)	(25,690)	(10,648)
Cash (used in) provided by investing activities	(26,573)	1,382	(27,359)	(7,725)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	40,000	-	40,000	10,801
Credit facility repayments	-	(2,414)	-	(2,414)
Payment of debt issuance costs	-	(283)	-	(922)
Issuance of common shares for cash, net of issuance costs	7	95	469	22
Cash provided by (used in) financing activities	40,007	(2,602)	40,469	7,487
Effect of foreign exchange rate changes on cash	2,622	(1,334)	2,714	147
Increase in cash	33,156	14,081	49,392	32,431
Cash, beginning of period	54,371	55,563	38,135	37,213
Cash, end of period	87,527	69,644	87,527	69,644